UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2026
Commission File Number: 001-40692

Riskified Ltd.

(Translation of the registrant's name into English)
Riskified Ltd.
220 5th Avenue, 2nd Floor
New York, New York 10001
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

On November 11, 2026, Riskified Ltd. (the "Company," "we," "us" or "our") announced its financial results for the three and nine months ended September 30, 2026. The Company held a conference call regarding such results yesterday, November 11, 2026, at 8:30 a.m. Eastern Time. A copy of the press release issued in connection with the announcement is furnished as Exhibit 99.1 herewith.

Other than as indicated below, the information in this Report on Form 6-K (including Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Changes to the Company's Board of Directors.

On November 5, 2026, Tanzeen Syed tendered his resignation as a director of the Company, effective on November 5, 2026. Mr. Syed had served as a Class II director and member of the Compensation Committee. Mr. Syed’s resignation was not the result of any disagreement with the Company on any matter related to the Company’s operations, policies or practices.

The U.S. GAAP ("GAAP") financial information contained in the (i) consolidated balance sheets, (ii) consolidated statements of operations and (iii) consolidated statements of cash flows included in the press release attached as Exhibit 99.1 to this Report on Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-258461, 333-265150, 333-270006, 333-277711, 333-285599 and 333-294095).

EXHIBIT INDEX

The following exhibit is furnished as part of this Report on Form 6-K:

Exhibit No.	Description

99.1	Press Release of Riskified Ltd., dated November 11, 2026

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Riskified Ltd.
(Registrant)

	By:	/s/ Eido Gal
Date: November 12, 2026	Name:	Eido Gal
	Title:	Chief Executive Officer